Management’s Discussion and Analysis

for the three and six months ended June 30, 2013

TABLE OF CONTENTS

Introduction	3
Core Business and Strategy	3
overview of Q2 2013	4
Q2 Operating Performance	6
2013 Operating Outlook	13
Overview of Q2 Financial Results	16
Investments and Investment Income	24
General and Administrative Expense	25
Exploration and Project Development	25
Capital Resources	26
Financial Instruments	27
Contractual Commitments and Contingencies	29
Minefinders Transaction	30
Esperanza Transaction	30
Alternative Performance (non-gaap) Measures	31
Risks and Uncertainties	32
Significant Judgements and key Sources of Estimation Uncertainty in the Application of Accounting Policies	35
Subsequent events	37
Disclosure Controls and Procedures	37

Management’s Discussion and Analysis of Financial Condition and Results of Operations

August 14, 2013

Introduction

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and that may affect its future performance. The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2012 and the interim unaudited condensed consolidated financial statements for the three and six months ended June 30, 2013 and 2012 and the related notes contained therein. All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pan American’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2012. This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, detailed descriptions and reconciliations have been provided where applicable.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

Core Business and Strategy

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Mexico, Peru, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the NASDAQ Exchange (“NASDAQ”) in New York (Symbol: PAAS).

Pan American Silver Corp.	3

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•Foster positive long term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of exploration, construction, operating, and financing knowledge and experience that allows the Company to confidently advance early stage projects through construction and into operation.

overview of Q2 2013

•	Silver and Gold Production

Silver production was 6.2 million ounces in Q2 2013, a decrease of 3% over the 6.4 million ounces produced in the same period of 2012, while gold production was 29,900 ounces, 7% lower than Q2 2012 production. The decreases in precious metal production were mainly attributable to production sequencing challenges both at the Dolores mine in Mexico, and at Manantial Espejo in Argentina. At Dolores, less tonnes were stacked on Leach Pad 2 than planned, due to the disruptive effects of the construction of both the Leach Pad 2 expansion and Leach Pad 3. At Manantial Espejo, mining during the quarter was confined to zones of lower silver grades.

•	Mine Operating Earnings

Pan American achieved mine operating earnings of $4 million in the current quarter as compared to $52 million achieved in Q2 2012. The significant decline in precious metal prices during the current quarter lowered the Company’s mine operating earnings, further exacerbated by $10 million in negative price adjustments to Q2 2013 revenue from shipments of concentrates provisionally priced at the end of the previous quarter. In addition, the lower precious metals prices caused $13 million of write-downs of dore and stockpile inventories to net realizable value at Manantial Espejo and Dolores, which were included in the current quarter’s cost of sales.

Pan American Silver Corp.	4

•	Earnings and Adjusted Earnings (1)

A net loss for the quarter of $187 million was recorded which included an impairment charge of $185 million, primarily in respect of the Company’s goodwill associated with the Dolores mine.

Driven by sharp declines in precious metal prices, Adjusted Earnings in Q2 2013 were a loss of $9.9 million or $0.07 per share, in contrast to the prior year Q2 Adjusted Earnings of $8.2 million or $0.05 per share.

	Three months ended June 30,		Six months ended June 30,
Adjusted (Loss) Earnings Reconciliation	2013	2012	2013	2012
Net (loss) earnings for the period	$(187,095)	$37,037	$(167,019)	$87,282
Adjust derivative gain	(16,782)	(21,246)	(14,133)	(23,906)
Adjust impairment of mineral property	185,187	-	203,443	-
Adjust net realizable value of inventory	13,229	-	13,229	-
Adjust unrealized foreign exchange losses	3,237	1,804	7,564	9,651
Adjust unrealized (loss) gain on commodity contracts	645	(513)	(623)	(513)
Adjust gain on sale of assets	(3,896)	(11,220)	(7,964)	(11,308)
Adjust acquisition costs	-	2,363	-	16,162
Adjust for effect of taxes	(4,452)	-	(3,231)	-
Adjusted (loss) earnings for the period	$(9,927)	$8,225	$31,266	$77,368
Basic weighted average shares outstanding	151,409	153,651	151,583	129,344
Basic adjusted EPS	$(0.07)	$0.05	$0.21	$0.60

(1)	Please refer to the section Alternative Performance (Non-GAAP) Measures for a discussion of this measure.

•	Operating Cash Flow, Working Capital Position, and Dividends

Cash flow from operations was $0.5 million and the Company ended the quarter with cash and short term investment balance of $440 million and a working capital position of $701 million, as compared to $490 million and $738 million, respectively, at March 31, 2013. Pan American paid a cash dividend of $19 million or $0.125 per common share to its shareholders of record as of the close of business on May 24, 2013 and declared the next quarterly dividend on August 14, 2013 of $0.125 per common share to shareholders of record as of the close of business on August 26, 2013, to be paid in early September. These dividends are designated to be eligible dividends for the purposes of the Income Tax Act (Canada).

Pan American Silver Corp.	5

Q2 Operating Performance

The following table reflects consolidated metal production and realized prices achieved in each respective period:

	Quantities of Metal Produced		Realized Metal Prices		Quantities of Metal Produced		Realized Metal Prices
	Three months ended June 30,				Six months ended June 30,
	2013	2012	2013	2012	2013	2012	2013	2012
Silver – in ounces	6,185,975	6,399,446	$22.68	$29.53	12,464,197	11,902,405	$26.47	$31.24
Gold – in ounces	29,913	32,244	$1,423	$1,622	62,033	51,740	$1,523	$1,658
Zinc – in tonnes(1)	10,608	8,429	$1,841	$1,924	20,302	19,461	$1,935	$1,984
Lead – in tonnes(1)	3,504	2,775	$2,049	$2,010	6,653	6,790	$2,161	$2,051
Copper – in tonnes(1)	1,256	1,037	$7,127	$8,166	2,318	2,016	$7,529	$8,064

(1)	Metal price stated as cash settlement per tonne.

Pan American produced 6.2 million ounces of silver in Q2 2013, which was 3% lower than the 6.4 million ounces produced in Q2 2012. Contributing to the decrease was lower production at both Dolores and Manantial Espejo by approximately 0.2 million ounces at each mine combined with the loss of 0.1 million ounces produced a year ago from the disposed Quiruvilca mine. These reductions in production were partially offset by increases in silver production at the Company’s other mines.

Consolidated production of gold was 29,913 ounces compared to 32,244 ounces produced in the comparable period of 2012. The decrease in gold production was mainly due to lower tonnage stacked at the Dolores mine and lower gold grades processed at Alamo Dorado and La Colorada. These declines in gold production were offset by a 7% increase at Manantial Espejo, where higher gold grades were achieved.

Consolidated zinc and lead production increased by 26%, while copper production rose by 21%, relative to the comparable period of 2012. These increases in base metal production were achieved by throughput, grade and recovery increases at the Company’s Peruvian operations as well as throughput increases at La Colorada and San Vicente.

Cash Costs per Ounce of Silver (1)

Consolidated cash costs per ounce of silver for Q2 2013 and H1 2013 were $12.09 and $11.71, respectively, compared to $11.85 and $11.23 per ounce for the corresponding periods of 2012. Consolidated cash costs benefited from the disposal of the high cost Quiruvilca mine, the Dolores mine’s low cash cost contribution, ongoing and focused efforts to control costs, decreased royalty payments linked to lower realized metal prices, net inventory increase and adjustments, and the effect of the depreciating Argentine currency on the Company’s operating costs at Manantial Espejo. These factors were offset by cost increases arising from stronger Mexican and Peruvian currencies and lower gold credits due to decreases in price and production.

(1)	Please refer to the section Alternative Performance (Non-GAAP) Measures for a detailed description of Cash Costs and reconciliation of this measure to the condensed interim unaudited financial statements.

Pan American Silver Corp.	6

Results of Operations and Review

	Silver Production (ounces ‘000s)				Cash Costs(1) ($ per ounce)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012	2013	2012	2013	2012
La Colorada	1,154	1,108	2,264	2,224	$10.65	$8.38	$9.75	$8.06
Alamo Dorado	1,320	1,281	2,588	2,542	$7.25	$5.50	$7.13	$4.87
Dolores	759	924	1,584	-	$1.82	$2.06	$4.91	-
Huaron	789	652	1,546	1,422	$17.29	$18.95	$16.55	$14.09
Quiruvilca	-	101	-	275	-	$41.91	-	$36.33
Morococha(2)	555	525	1,079	988	$20.88	$24.32	$21.89	$20.89
San Vicente(3)	943	928	1,912	1,787	$16.04	$18.21	$17.35	$18.59
Manantial Espejo	666	880	1,491	1,740	$18.86	$15.46	$12.36	$12.14
Consolidated Total(4)	6,186	6,399	12,464	11,902	$12.09	$11.85	$11.71	$11.23

(1)	Cash costs per ounce is a non-GAAP measurement. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of this measure to our cost of sales.
(2)	Morococha data represents Pan American's 92.2% interest in the mine's production.
(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.
(4)	Totals may not foot due to rounding.

•	La Colorada Mine

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Tonnes milled	110,488	104,699	217,284	208,431
Average silver grade – grams per tonne	360	368	359	371
Average silver recovery - %	90.4	89.4	90.3	89.4
Silver(1) – ounces	1,154,084	1,108,320	2,264,399	2,224,175
Gold – ounces	698	998	1,297	2,177
Zinc – tonnes	1,709	1,366	3,481	2,757
Lead – tonnes	895	683	1,725	1,379

Cash costs per ounce (2)	$10.65	$8.38	$9.75	$8.06
Total costs per ounce (2)	$12.51	$9.95	$11.55	$9.29

Payable ounces of silver	1,102,380	1,053,941	2,162,928	2,112,055

Capital Expenditures - thousands	$5,864	$4,344	$10,072	$8,785

(1)	Reported metal figures in the tables in this section are quantities of metal produced.
(2)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the La Colorada mine in Q2 2013 was 1.2 million ounces, up slightly from the comparable quarter last year on higher throughput and stable operations.

In Q2 2013, cash costs increased by 27% to $10.65 as compared to the same period last year. This was mainly due to 2012 employee performance recognition awards and impact from a strengthened local currency and lower silver head grade. By-product credits remained steady as increased base metal production was offset by lower gold production as well as lower realized zinc and gold prices.

Pan American Silver Corp.	7

Capital expenditures at La Colorada during Q2 2013 totalled $5.9 million. The capital was mainly spent on exploration, underground development, equipment replacements and rebuilds, tailings dam expansion, and infrastructure upgrades.

•	Alamo Dorado Mine

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Tonnes milled	464,770	409,874	869,119	854,008
Average silver grade – grams per tonne	100	109	107	110
Average gold grade – grams per tonne	0.28	0.42	0.31	0.39
Average silver recovery - %	88.0	82.3	87.7	83.9
Silver – ounces	1,319,523	1,280,960	2,588,194	2,542,171
Gold – ounces	3,933	4,787	7,069	9,035
Copper – tonnes	27	29	46	48

Cash costs per ounce (1)	$7.25	$5.50	$7.13	$4.87
Total costs per ounce (1)	$11.05	$8.49	$10.85	$7.69

Payable ounces of silver	1,310,350	1,275,968	2,571,540	2,533,209

Capital Expenditures - thousands	$2,490	$2,373	$4,798	$4,445

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Alamo Dorado continued to be the Company’s largest silver producer in Q2 2013, producing 1.3 million ounces of silver, which was similar to one year ago, with increased throughputs and recovery offset by lower silver head grade.

Cash costs for Q2 2013 were $7.25 per ounce, an increase of 32% from $5.50 per ounce a year ago primarily due to decreased by-product credits on account of less gold produced and lower gold prices. Additionally impacting cash costs were the cost of more tonnes milled to offset lower silver grades, 2012 employee performance recognition awards, and the impacts from a strengthened local currency.

Capital expenditures at Alamo Dorado during Q2 2013 totalled $2.5 million primarily for the pre-stripping of the phase II pit expansion.

Pan American Silver Corp.	8

•	Dolores Mine*

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013
Tonnes stacked	1,308,440	1,413,477	2,695,648
Average silver grade – grams per tonne	43	39	45
Average gold grade – grams per tonne	0.46	0.46	0.44
Average silver recovery - %	41.6	48.0	40.2
Average gold recovery - %	70.0	74.4	73.0
Silver – ounces	758,867	923,927	1,583,516
Gold – ounces	13,488	15,270	27,985

Cash costs per ounce (1)	$1.82	$2.06	$4.91
Total costs per ounce (1)	$15.46	$16.87	$18.58

Payable ounces of silver	756,970	921,617	1,579,557

Capital Expenditures - thousands (2)	9,385	$10,336	$16,471

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.
(2)	Sustaining capital expenditures excluding $11.5 million in capital incurred on the leach pad projects as discussed separately below.

 * The Dolores Mine was acquired with effect from April 1 2012 and therefore the first quarter under Pan American’s ownership was for the three months ended June 30, 2012.

The Dolores mine produced 0.8 million ounces of silver and 13,488 ounces of gold, lower than production in the comparable period of 2012 by 18% and 12%, respectively. Production was below management’s expectations as a result of less tonnes stacked than anticipated due to a one month delay in completing construction of an extension to Leach Pad 2 which hindered efficient pad loading and leaching. Cash costs for Q2 2013 were $1.82 per ounce of silver, down from $2.06 per ounce a year ago, and significantly below the cash costs of $7.75 per ounce reported in Q1 2013. Cash costs in Q2 2013 benefited from a cost of inventory adjustment that lowered cash costs in the current period. Year to date cash costs were up from the prior year primarily due to lower silver and gold production from the lower rate of tonnage stacked and lower recoveries from the delayed leach pad extension construction disruption, 2012 employee performance recognition awards, higher crusher maintenance costs taking advantage of the extended downtime for the leach pad project, appreciation of the local currency and a reduction in realized gold price.

Sustaining capital expenditures at Dolores during Q2 2013 totalled $9.4 million, of which $4.9 million was spent on pre-stripping, $1.0 million on exploration, $2.1 million spent on equipment replacements and rebuilds and the balance on various plant equipment, camp and infrastructure projects. In addition, $11.5 million was spent on the leach pad expansion projects.

With the completion of the Leach Pad 2 expansion in early June 2013, there now exists sufficient volume for reasonably efficient stacking and leaching until at least mid-Q4 2013, at which time it is expected the first phase of Leach Pad 3 will be ready for the stacking of ore.

Pan American Silver Corp.	9

The first phase of the Leach Pad 3 construction progressed well in the current quarter, with the completion of all earthworks and with the commencement of liner and solution collection installations. As of the end of the quarter, more than 50% of the liner had been placed. Preparation and lining of the second phase of this pad is expected to commence later in 2013 although much of the earthwork has already been completed to avoid interferences with the simultaneous operation of the first phase.

•	Huaron Mine

	Three month ended June 30,		Six months ended June 30
	2013	2012	2013	2012
Tonnes milled	193,178	158,452	376,332	328,916
Average silver grade – grams per tonne	159	157	159	163
Average zinc grade - %	2.55	2.30	2.51	2.64
Average silver recovery - %	82.4	81.2	82.1	82.3
Silver – ounces	788,512	652,136	1,546,179	1,421,575
Gold – ounces	205	166	432	383
Zinc – tonnes	3,443	2,469	6,567	5,930
Lead – tonnes	1,548	879	2,838	2,790
Copper – tonnes	790	558	1,412	971

Cash costs per ounce (1)	$17.29	$18.95	$16.55	$14.09
Total costs per ounce (1)	$21.29	$22.12	$20.55	$17.27

Payable ounces of silver	696,093	560,958	1,357,186	1,239,320

Capital Expenditures - thousands	$5,517	$2,710	$9,932	$4,764

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

In Q2 2013, Huaron produced 0.8 million ounces of silver, 21% ahead of the production level achieved in Q2 2012. Silver production increased with 22% higher throughput rates, stable silver grades and improved recoveries.

Cash costs per ounce in Q2 2013 were $17.29, which were 9% lower than the $18.95 per ounce realized in Q2 2012. Operating costs benefited from the increased throughput as well as increased by-product grades in all metals with reasonably stable unit operating costs per tonne more than offsetting the effect of lower zinc, copper and gold prices.

Capital expenditures during Q2 2013 totaled $5.5 million at the Huaron mine which included expenditures of surface infrastructure upgrades, tailings dam expansion, underground development, exploration and underground infrastructure upgrades.

Pan American Silver Corp.	10

•	Morococha Mine*

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Tonnes milled	147,022	128,365	287,850	252,357
Average silver grade – grams per tonne	136	156	134	145
Average zinc grade - %	3.03	2.59	2.93	2.90
Average silver recovery - %	86.9	81.5	86.9	84.0
Silver – ounces	555,314	525,371	1,079,019	988,123
Gold – ounces	567	594	1,208	1,537
Zinc – tonnes	3,741	2,461	7,045	5,637
Lead – tonnes	928	836	1,850	1,677
Copper – tonnes	439	349	861	711

Cash costs per ounce (1)	$20.88	$24.32	$21.89	$20.89
Total costs per ounce (1)	$30.19	$30.30	$31.32	$27.06

Payable ounces of silver	474,490	450,074	923,165	842,158

Capital Expenditures - thousands	$6,185	$6,443	$12,442	$14,711

 *   Production and cost figures are for Pan American’s 92.2% share only.

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

The Morococha mine produced 0.6 million ounces of silver during Q2 2013, up 6% from the production achieved in the comparable 2012 period. The expected increase was attributable to the increased throughput and recovery that more than offset lower than expected silver grades. The mine continues to focus on advancing development rates to access higher grade ore and allow for operational flexibility in future years.

Cash costs per ounce in Q2 2013 were $20.88, 14% lower than the $24.32 per ounce incurred a year earlier. Unit operating costs benefited primarily from higher throughputs, higher zinc grades and higher zinc recoveries partially offset by lower zinc, copper and gold prices.

Capital expenditures during Q2 2013 totalled $6.2 million at the Morococha mine. The capital spending was primarily on long term mine development and related infrastructure, equipment repairs and replacements, and exploration drilling.

Pan American Silver Corp.	11

•	San Vicente Mine*

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Tonnes milled	79,701	76,301	158,844	148,447
Average silver grade – grams per tonne	390	417	399	415
Average zinc grade - %	2.64	1.98	2.54	2.21
Average silver recovery - %	94.4	90.8	93.8	90.21
Silver – ounces	943,454	927,966	1,912,161	1,787,472
Zinc – tonnes	1,715	1,166	3,210	2,555
Lead – tonnes	133	111	240	204

Cash costs per ounce (1)	$16.04	$18.21	$17.35	$18.59
Total costs per ounce (1)	$18.22	$21.12	$19.96	$21.83
				-
Payable ounces of silver	856,097	843,056	1,737,694	1,620,153

Capital Expenditures - thousands	$2,120	$1,129	$3,125	$1,496

 *   Production and interest figures are for Pan American’s 95.0% share only.

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the San Vicente mine in Q2 2013 was 0.9 million ounces, in line with the production during the same quarter last year. Increased throughput rates, aided by a rise in silver recoveries, helped offset lower grades processed as compared to Q2 2012.

Cash costs at San Vicente were $16.04 per ounce, which was 12% lower than the comparable quarter last year. The operating costs at San Vicente were in line with management expectations as lower royalties and government distributions and higher by-product zinc production from greater throughput and recoveries outweighed the effects of lower silver grades and lower zinc prices.

Capital expenditures at San Vicente during Q2 2013 totalled $2.1 million and consisted mainly of underground infrastructure, tailings dam expansion, equipment replacements and rebuilds and site infrastructure upgrades.

Pan American Silver Corp.	12

•	Manantial Espejo Mine

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Tonnes milled	171,163	181,126	341,270	360,238
Average silver grade – grams per tonne	123	169	149	168
Average gold grade – grams per tonne	2.07	1.71	2.28	2.04
Average silver recovery - %	90.8	88.7	91.7	89.1
Average gold recovery - %	94.9	94.2	94.6	93.8
Silver – ounces	666,222	879,570	1,490,730	1,739,827
Gold – ounces	11,022	10,274	24,042	22,910

Cash costs per ounce (1)	$18.86	$15.46	$12.36	$12.14
Total costs per ounce (1)	$28.55	$23.14	$22.20	$20.30

Payable ounces of silver	664,890	877,811	1,487,749	1,763,348

Capital Expenditures - thousands	$3,707	$2,403	$4,255	$4,781

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the Manantial Espejo mine in Q2 2013 was 0.7 million ounces, down 24% from the same quarter last year due to a combination of lower mill throughput and lower silver grade resulting from mine sequencing which is catching up on previous quarterly production shortfalls. Gold production at Manantial Espejo in Q2 2013 increased by 7% as higher grades and recovery from mine sequencing overcame the impact of the lower mill throughput rates.

Cash costs per ounce increased from $15.46 in Q2 2012 to $18.86 in Q2 2013, primarily due to the lower silver production and a drop in by-product credits on account of lower gold prices, partially offset by reduced royalties. Site operating costs remained reasonably stable as the effect of substantial local currency devaluation essentially offset the continued strong local inflation rates.

Capital expenditures at Manantial Espejo during Q2 2013 totalled $3.7 million and consisted mainly of $1.4 million for open pit mine prestripping, $1.4 million in equipment replacements and rebuilds and the remainder for underground mine development, exploration and site infrastructure upgrades.

2013 Operating outlook

Consolidated silver production of 12.5 million ounces for the six months ended June 30, 2013 was within production rates required to achieve management’s full year forecast range of 25 to 26 million silver ounces as indicated in the December 31, 2012 MD&A.

Gold production at 62,033 ounces in the first half of 2013 was below management’s expected production rates required to achieve annual production of between 140,000 and 150,000 ounces; however, management does expect gold production rates to improve at both Dolores and Manantial Espejo for the balance of 2013. Base metal production in the first six months of 2013 was well ahead of management’s expectations. Based on the Company’s operating plans for the balance of 2013, management remains confident that full year production of silver, gold, zinc, lead and copper will be within guidance ranges provided in the 2012 Annual MD&A or as described in the tables that follow.

Pan American Silver Corp.	13

Cash costs in the first half of 2013 of $11.71 per ounce were at the lower edge of management’s forecast of $11.80 to $12.80 per ounce for the full year 2013.  Management continues to expect full year cash costs per ounce to be in the same range despite expected lower gold prices due to benefits expected from higher grades and productivity improvements. In its estimate of cash costs per silver ounce net of by-product credits, metal prices assumed for H2 2013 are $1,200 per ounce of gold; and zinc, lead and copper, per tonne, at $1,925, $1,975, and $7,800, respectively.

	Silver Production (in millions)			Cash Costs
	H1 Silver Production ounces	H2 Outlook	2013 Full Year Forecast	H1 2013 per ounce	H2 Outlook	2013 Full Year Forecast
La Colorada	2.26	2.34-2.44	4.60 - 4.70	$9.75	$9.92 - $10.75	$9.84 - $10.24
Alamo Dorado	2.59	2.51 -2.71	5.10 - 5.30	$7.13	$7.45 - $8.96	$7.29 - $8.03
Dolores	1.58	1.52 – 1.72	3.10 - 3.30	$4.91	$9.44 - $13.44	$7.27 - $9.08
Huaron	1.55	1.65 -1.75	3.20 – 3.30	$16.55	$16.77- $18.22	$16.67 - $17.41
Morococha *	1.08	1.22 – 1.32	2.30 - 2.40	$21.89	$16.08 - $18.44	$18.69 - $20.06
San Vicente *	1.91	1.79 – 1.89	3.70 - 3.80	$17.35	$14.02 - $14.21	$15.69 - $15.83
Manantial Espejo	1.49	1.51 – 1.71	3.00 - 3.20	$12.36	$14.70 - $19.53	$13.61 - $15.97
Consolidated Total	12.46	12.54 -13.54	25.00 - 26.00	$11.71	$11.89 - $13.89	$11.80 - $12.80
*	Production and cost figures are for Pan American’s share only.

	Gold Production			Zinc Production
	H1 Gold Production Ounces	H2 Outlook	2013 Full Year Forecast	H1 Zinc Production tonnes	H2 Outlook	2013 Full Year Forecast
La Colorada	1,300	1,300 – 1,400	2,600 – 2,700	3,500	2,300 – 3,100	5,800 - 6,600
Alamo Dorado	7,100	7,500 -9,200	14,600- 16,300	-	-	-
Dolores	28,000	27,000-30,900	55,000 - 58,900	-	-	-
Huaron	400	500 - 600	900 -1,000	6,600	6,000 – 6,900	12,600 -13,500
Morococha	1,200	1,200 – 1,400	2,400 -2,600	7,000	6,900 –7,700	13,900 – 14,700
San Vicente	-	-	-	3,200	3,000 -3,500	6,200 – 6,700
Manantial Espejo	24,000	25,500 – 29,500	49,500 -53,500	-	-	-
Consolidated Total	62,000	63,000 – 73,000	125,000-135,000	20,300	18,200 -21,200	38,500 - 41,500

Pan American Silver Corp.	14

	Lead Production			Copper Production
	H1 Lead Production tonnes	H2 Outlook	2013 Full Year Forecast	H1 Copper Production tonnes	H2 Outlook	2013 Full Year Forecast
La Colorada	1,700	1,200 – 1,400	2,900 – 3,100	-	-	-
Alamo Dorado	-	-	-	50	50	100
Dolores	-	-	-	-	-	-
Huaron	2,800	2,700- 2,900	5,500 - 5.700	1,400	1,500 – 1,700	2,900 - 3,100
Morococha	1,900	1,700 – 1,900	3,600 – 3,800	850	650 –950	1,500 – 1,800
San Vicente	200	300 - 400	500 - 600	-	-	-
Manantial Espejo	-	-	-	-	-	-
Consolidated Total	6,700	5,800 – 6,800	12,500-13,500	2,300	2,200 - 2,700	4,500- 5,000

Capital Expenditure Forecasts
	H1 Capex	H2 Outlook	2013 Full Year Forecast
La Colorada	$10.1	$2.6	$12.7
Alamo Dorado	$4.8	$1.7	$6.5
Dolores	$41.6	$37.3	$78.9
Huaron	$9.9	$8.8	$18.7
Morococha	$12.4	$3.9	$16.3
San Vicente	$3.1	$6.9	$10.0
Manantial Espejo	$4.3	$9.4	$13.7
Consolidated Total	$86.2	$70.6	$156.8

Pan American Silver Corp.	15

Overview of Q2 Financial Results

For the three and six months ended June 30, 2013, the Company’s net income and cash flow from operations decreased sharply from the comparable periods in 2012, with the current quarter specifically affected by the decrease in precious metal prices and an impairment charge of $185.2 million primarily in respect of the goodwill associated with the Dolores mine. Earnings and cash flow from operations were negatively impacted by significantly lower mine operating earnings, which resulted from the decline in realized metal prices, negative provisional sales adjustments and write-downs of inventory to reflect lower metal prices. Revenues declined from the comparable periods in 2012 despite a significant increase in the quantities of precious metals sold, as seen in the table that follows.

	Quantities of Metal Sold		Realized Metal Prices		Quantities of Metal Sold		Realized Metal Prices
	Three months ended June 30,				Six months ended June 30,
	2013	2012	2013	2012	2013	2012	2013	2012
Silver – in ounces(1)	5,937,528	5,361,503	$22.68	$29.53	12,121,256	10,588,844	$26.47	$31.24
Gold – in ounces	32,801	25,946	$1,423	$1,622	61,866	45,105	$1,523	$1,658
Zinc – in tonnes(2)	8,762	6,518	$1,841	$1,924	17,307	17,212	$1,935	$1,984
Lead – in tonnes(2)	3,447	2,392	$2,049	$2,010	6,243	6,367	$2,161	$2,051
Copper – in tonnes(2)	979	987	$7,127	$8,166	2,075	1,678	$7,529	$8,064

(1)	Metal price per ounce.
(2)	Metal price stated as cash settlement per tonne.

The addition of the Dolores mine at the end of Q1 2012 helped increase precious metal sales during the first six-months of 2013. The disposition of the Quiruvilca mine on June 1, 2012 negatively impacted base metal sales, although this factor was more than offset by increased production at the Company’s other polymetallic mines.

The following table sets out selected quarterly results for the past ten quarters, which are stated in thousands of USD, except for the per share amounts. The dominant factors affecting results in the quarters presented below are volatility of metal prices realized, industry wide cost pressures, the effect of exchange rates on operating costs, the timing of metal sales, and mine portfolio acquisitions and divestitures. Commencing with the second quarter of 2012, quarterly results include those of the Dolores mine acquired with the completion of the Minefinders acquisition on March 30, 2012.

Pan American Silver Corp.	16

	Quarters Ended (unaudited)
2013	March 31	June 30
Revenue	$243,012	$175,576
Mine operating earnings	$74,816	$3,814
Attributable (loss) earnings for the period	$20,148	$(186,539)
Adjusted attributable earnings (loss) for the period(2)	$41,265	$(9,371)
Basic (loss) earnings per share	$0.13	$(1.23)
Diluted (loss) earnings per share	$0.10	$(1.23)
Cash flow from operating activities	$32,251	$469
Cash dividends paid per share	$0.125	$0.125
Other financial information
Total assets	$3,349,178	$3,121,976
Total long term financial liabilities	$116,770	$115,196
Total attributable shareholders’ equity	$2,703,987	$2,497,272

					Year
	Quarters Ended (unaudited)				Ended
2012	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$228,819	$200,597	$251,843	$247,335	$928,594
Mine operating earnings(1)	$101,896	$51,517	$65,440	$85,091	$303,944
Attributable earnings (loss) for the period(1)	$49,883	$36,920	$22,582	$(31,185)	$78,200
Adjusted attributable earnings for the period(1)(2)	$68,781	$8,108	$37,548	$54,110	$168,547
Basic earnings (loss) per share(1)	$0.47	$0.24	$0.15	$(0.20)	$0.56
Diluted earnings (loss) per share(1)	$0.47	$0.18	$0.15	$(0.25)	$0.49
Cash flow from (used in) operating activities	$37,395	$(5,200)	$79,507	$81,603	$193,305
Cash dividends paid per share	$0.0375	$0.0375	$0.05	$0.05	$0.175
Other financial information
Total assets(1)					$3,394,625
Total long term financial liabilities					$143,022
Total attributable shareholders’ equity(1)					$2,710,243

	Quarters Ended (unaudited)				Year Ended
2011	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$190,481	$231,866	$220,567	$212,361	$885,275
Mine operating earnings(1)	$96,018	$118,629	$106,208	$88,270	$409,125
Attributable earnings for the period	$92,161	$112,623	$52,354	$95,356	$352,494
Adjusted attributable earnings for the period(2)	$64,638	$76,093	$45,573	$64,362	$250,666
Basic earnings per share	$0.86	$1.04	$0.49	$0.89	$3.31
Diluted earnings per share(3)	$0.60	$1.04	$0.48	$0.89	$3.31
Cash flow from operating activities	$59,465	$104,127	$90,896	$104,967	$359,455
Cash dividends paid	$0.025	$0.025	$0.025	$0.025	$0.10
Other financial information
Total assets					$1,951,796
Total long term financial liabilities					$118,984
Total shareholders’ equity					$1,593,839

(1)	Mine operating earnings, unadjusted and adjusted attributable earnings, and basic and diluted earnings per share for the quarters ended June 30, September 30, December 31, 2012 and year ended December 31, 2012 have been recast for the finalization of the Minefinders purchase price allocation. This recast also affected total assets and total attributable shareholders’ equity as at December 31, 2012. Readers should refer to Note 3 of the unaudited condensed interim consolidated financial statements for full details of the recast results.
(2)	Adjusted attributable earnings for the period is an alternative performance measure. Please refer to the section, Alternative Performance (Non-GAAP) Measures, of this MD&A for a calculation of adjusted earnings for the period.
(3)	The diluted earnings per share for the three months ended March 31, 2011 has been revised to $0.60 per share from the amount previously presented of $0.86 per share, to properly reflect the effect under IFRS of the dilutive share purchase warrants which are classified as a liability.

Pan American Silver Corp.	17

The following graphs illustrate the key factors leading to the change in Adjusted Earnings between Q2-2012 and Q2-2013 and the six months ended June 30, 2012 and June 30 2013, which are discussed in the section that follows.

Pan American Silver Corp.	18

•	Income Statement: Q2 2013 and H1 2013 versus Q2 2012 and H1 2012

A net loss during Q2 2013 of $187.1 million was recorded by the Company and compared to net earnings of $37.0 million recorded in the comparable period of 2012. The basic loss per share for Q2 2013 was $1.23 compared to $0.24 of basic earnings per share in Q2 2012. A non-cash impairment charge of $185.2 million, discussed below, contributed to the shift from earnings to a net loss position in the current quarter. In addition to the mine operating earnings decrease of $47.7 million discussed below, other items contributing to the decrease in earnings were a foreign exchange loss of $9.9 million primarily attributable to the Company’s holding of Canadian dollar denominated cash and short term investments, lower gains on derivatives than in the comparable period by $4.5 million, and the gain on the sale of certain properties in the current quarter of $3.9 million as compared to $11.2 million in the comparable period of 2012. The gain on the sale of assets in the current period arose from the transfer of a portion of the Company’s interest in certain Mexican exploration properties to a subsidiary of Fortuna Silver Mines while the gain in 2012 was a result of the disposition of the Quiruvilca mine. The gain on derivatives in the current quarter was a result of (i) a $13.5 million derivative gain associated with the termination of the share subscription portion of the Esperanza transaction and (ii) a $3.3 million gain from the revaluation of the Company’s outstanding share purchase warrants and conversion feature of the convertible notes. Please see the section “Esperanza Transaction” for further discussion; more details are also included in Note 4 of the Condensed Interim Consolidated Financial Statements. In 2012, the revaluation of the Company’s outstanding share purchase warrants and conversion feature of the convertible notes comprised a gain of $21.2 million from derivatives.

Pan American Silver Corp.	19

Adjusted Earnings in Q2 2013 were a net loss of $9.9 million compared to adjusted earnings of $8.2 million in 2012 (please refer to the section, “Alternative Performance (Non-GAAP) Measures”, of this MD&A for description of Adjusted Earnings and a detailed reconciliation). Adjusted Earnings per share for Q2 2013 were a loss of $0.07 compared to a gain of $0.05 in Q2 2012.

The net loss for H1 2013 was $167.0 million, compared to earnings of $87.3 million for H1 2012, primarily impacted by the impairment charge and lower mine operating earnings discussed below.

Adjusted earnings were $31.3 million for H1 2013 compared to $77.4 million in H1 2012.

Revenue for Q2 2013 was $175.6 million, a 12% decrease from revenue in the comparable period of 2012 of $200.6 million. This decrease was driven by a $58.3 million negative price variance from lower metal prices realized, partially offset by a positive volume variance of $33.3 million from higher quantities of all metals sold, with the exception of copper, which was flat quarter over quarter. The current quarter revenue was negatively affected by $10.3 million as a result of adjustments to concentrate sales recognized as revenue in prior periods at higher provisional prices, compared to final settlements in the current quarter.

Revenues for the six-month period ended June 30, 2013 of $418.6 million were 3% lower than for H1 2012 as the lower prices of most metals other than lead offset a higher volume of metals sold. These factors led to an $89.6 million negative price variance and a $78.8 million positive volume variance.

Mine operating earnings were $3.8 million in Q2 2013, a sharp decrease from the $51.5 million generated in Q2 2012. This decrease resulted from higher cost of sales by $22.7 million combined with the decrease in revenue as noted above. Mine operating earnings are equal to revenue less cost of sales, which is considered to be substantially the same as gross margin. Cost of sales includes production costs, depreciation and amortization, and royalties. Depreciation and amortization increased primarily as a result of the positive sales volume variance while royalties were lower in the current quarter as a result of the negative price variance described above. Production costs, up 14% from the comparable period, were affected by selling more volume, cost increases as discussed in the operation section, and by a write-down of $6.1 million to dore at Dolores and Manantial Espejo and a write-down of $7.2 million to stockpile inventories at Manantial Espejo, to reflect net realizable value. The dore inventory write-downs were specifically triggered by the requirement to measure their net realizable value at June 30, 2013 using spot prices, coinciding with a dip in silver and gold prices to below $19 and $1,200 per ounce, respectively.

Mine operating earnings in H1 2013 totaled $78.6 million, a decrease of 49% from the $153.4 million in H1 2012. This decrease is the result of factors similar to those described for Q2 2013.

Pan American Silver Corp.	20

A net impairment charge of goodwill and mineral property of $185.2 million was recorded as a non-cash charge in the Q2 2013. The impairment charge in respect of the Dolores mine was a result of the sharp decline in silver and gold metal prices that occurred in Q2 2013 which was significant enough to constitute an impairment indicator, triggering impairment testing as per the Company’s accounting policies and applicable accounting standards. In addition to short term metal price changes, the valuation models used also incorporated uncertainty in the potential implementation of a new Mexican royalty being proposed, which negatively impacted the recoverable value of the Dolores mine. The impairment charge was excluded from adjusted earnings due to its non-recurring nature (please refer to the section, “Alternative Performance (Non-GAAP) Measures”, of this MD&A for a description of adjusted earnings). Included in the above noted impairment charges was a $3.4 million impairment recovery associated with the terminated Esperanza transaction.

The Company was required to record an impairment charge when it determined that the carrying value of approximately $1,061 million related to the Dolores mine, including goodwill and net of associated deferred tax liabilities, was greater than its recoverable amount, calculated as the higher of i) the value estimated to be obtained from operation of Dolores (value in use) or ii) the proceeds realizable from the sale of the project (fair value less cost to sell). The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value less cost to sell, given a willing market participant would use such models in establishing a value for the properties.

At June 30, 2013, the Company tested the recoverability of its investment in the Dolores mine as required under IFRS, and concluded that the recoverable amount was $872 million. The Company used the most up to date internally developed technical information available, a long term silver price of $25 per ounce, a long term gold price of $1,350 per ounce (the same prices the Company used to calculate its proven and provable reserves at December 31, 2012) a range of possible outcomes related to the proposed Mexican royalty, and a risk adjusted project specific discount rate of 6%. Additionally, and consistent with prior periods, the Company used analysts’ consensus pricing for the first three years of its economic modeling for impairment purposes and as such, these near term metal prices have deteriorated considerably since year end, triggering the impairment review at all our operating mines. The metal prices used are summarized in the following table including those applicable to our polymetallic mines.

Commodity Prices	2014-2016 average	Long term
Silver Price - $/oz	$26.53	$25.00
Zn Price - $/DMT	$2,308	$1,750
Pb Price - $/DMT	$2,249	$1,850
Au Price - $/oz	$1,497	$1,350

The Company’s modeling for impairment purposes included the Dolores mineral property value, the value allocated to exploration potential, and goodwill. It was determined that the estimated realizable value of the Dolores mine and its goodwill fell short of its carrying value and thus an impairment loss was warranted at June 30, 2013. Accounting convention requires that the impairment first be allocated to goodwill before being charged to mineral property.

Pan American Silver Corp.	21

The Company evaluated the sensitivity of the recoverable amount of the mine to a range of taxation outcomes together with a range of discount rates and metal prices.  Due to the sensitivity of the recoverable amount to the various factors mentioned and especially long term metal prices as well as unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges in future periods.

Based on its assessment during the second quarter of potential impairments in respect of its other mineral properties, the Company has concluded that there are no other impairment charges required as at June 30, 2013. The Company believes that adverse changes in metal price assumptions can be partially offset by other inputs that would result in lower costs and updated mine plans. However, reductions in long term reserve prices and metal prices used for impairment testing could result in impairment charges in future periods. The Company tested the sensitivity of all its operating mines’ recoverable amounts as of June 30, 2013 up to a 10% deterioration of long term metal prices and up to a 10% increase in operating costs, individually, with the following results.

For the Huaron mine, a decrease in the long term silver price of greater than 1% or an increase in operating costs of greater than 1%, would in isolation, cause the estimated recoverable amount to be equal to or less than the carrying value of $67.0 million. Additionally, a decrease in the long term zinc price below $1,725 per tonne or in lead below $1,800 per tonne could cause the estimated recoverable amount to be equal to or less than the carrying value.

For the Morococha mine, a decrease in the long term silver price of greater than 4% or an increase in operating costs of greater than 3%, would in isolation, cause the estimated recoverable amount to be equal to or less than the carrying value of $130.5 million. Additionally, a decrease in the long term zinc price below $1,625 per tonne or in lead below $1,525 per tonne could cause the estimated recoverable amount to be equal to or less than the carrying value.

For the Manantial Espejo mine, a decrease in the long term silver price of greater than 8% or an increase in operating costs of greater than 1%, would in isolation, cause the estimated recoverable amount to be equal to or less to the carrying value of $162.3 million. Additionally, a decrease in the long term gold price below $1,150 per ounce could cause the estimated recoverable amount to be equal to or less than the carrying value.

Income taxes for Q2 2013 were $4.7 million, a $21.8 million decrease from the $26.5 million income tax provision recorded in Q2 2012 and are comprised of current and deferred income taxes. Similarly, H1 2013 income taxes were $24.4 million compared to $57.4 million in H1 2012.

Pan American Silver Corp.	22

The decreases in the provision for income taxes were primarily a consequence of decreased taxable earnings generated at our operations as well as the effects of various temporary and permanent differences as shown in the table below, which result in effective tax rates that vary considerably from the comparable period and from the amount that would result from applying the Canadian statutory income tax rates to earnings before income taxes. The main factors which have affected the effective tax rates for the three and six months ended June 30, 2013 and the comparable period of 2012 were the unrealized gains and losses on the Company’s derivatives, foreign income tax rate differentials, foreign taxes withheld, foreign exchange and non-recognition of certain deferred tax assets. In addition, the Company took a non-cash impairment charge on non-current assets held for sale and recorded a write down of goodwill related to Minera Minefinders Ltd. No tax benefit has been recognized for these transactions. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Income before taxes	(182,347)	63,577	(142,613)	144,651
Statutory tax rate	25.75%	25.00%	25.75%	25.00%
Income tax expense based on above rates	$(46,954)	$15,894	$(36,723)	$36,163
Increase (decrease) due to:
Non-deductible expenses	1,231	478	2,937	804
(Increase) decrease to estimated deductible expenses	-	507	-	3,093
Change in net deferred tax assets not recognized	3,020	1,993	1,374	5,457
Non-taxable unrealized gains on derivative financial instruments - derivatives	(4,301)	(5,312)	(3,639)	(5,977)
Foreign tax rate differences	(10,146)	6,178	(8,509)	10,638
Effect of other taxes paid (mining and withholding)	3,928	1,459	6,787	2,504
Change in net deferred tax assets not recognized for exploration expenses	513	920	1,285	1,694
Impairment charges	54,967	-	59,938	-
Other	2,490	4,423	956	2,993
	$4,748	$26,540	$24,406	$57,369
Effective tax rate	(2.60)%	41.74%	(17.11)%	39.66%

● Statement of Cash Flows: Q2 2013 and H1 2013 versus Q2 2012 and H1 2012

Cash flow from operations, generated $0.5 million in Q2 2013, an increase from the $5.2 million of negative cash flow from operations in Q2 2012. The key causes of the increase in cash flow from operations despite the lower margins were changes in working capital movements shifting from $35.4 million used in Q2 2012, to $3.6 million generated in the current quarter. Changes in non-cash working capital in Q2 2013 were comprised of a $19.8 million decrease in accounts receivables due to normal course collections of amounts due for metal sales, offset by inventory build-up and shipments of $9.4 million, and the discharge of payables and liabilities of $5.9 million. During Q2 2012, normal course movements such as the timing of receipts increased accounts receivable by $5.8 million while inventory build-up and shipments caused an inventory cash outflow of $20.8 million and the discharge of payables and liabilities consumed $9.5 million.

Pan American Silver Corp.	23

Net cash generated from operating activities was $32.7 million in H1 2013, in line with the $32.2 million for the same period last year. Lower margins in the current quarter were offset by lower use of working capital as well as a $41.2 million decrease in tax payments. Changes in non-cash working capital used $9.5 million in H1 2013 and $26.0 million in H1 2012 while tax payments were $68.2 million and $109.5 million, respectively.

Investing activities generated $0.2 million in Q2 2013, inclusive of net short-term investments liquidations of $39.0 million and the receipt of $6.0 million from the sale of assets that offset capital expenditures of $44.3 million. Capital expenditures by mine are previously described in the Operations Review section of this MD&A.

Investing activities used $151.0 million in Q2 2012, primarily comprised of $32.8 million in capital at our operations and $117.2 million used to purchase short term investments, a result of the reinvestment of the net cash acquired as part of the Minefinders transaction.

Investing activities used $87.8 million in H1 2013 comprised of $84.0 million of capital expenditures, $13.8 million net invested in short term investments, and $10.0 million received from the disposition of assets. In H1 2012, $98.9 million was generated as $52.8 million of capital expenditures were more than offset by $63.6 million of net investment liquidations and net $86.5 million acquired with the Minefinders transaction. As part of the consideration paid for Minefinders, the Company paid $165.4 million in cash but acquired $251.9 million of cash for a net cash acquisition of $86.5 million.

Financing activities in Q2 2013 used $6.4 million and were comprised of $18.9 million in dividend payments, $4.8 million repayment of construction and equipment leases, and $1.3 million used for the share buy-back program, offset by $18.6 million received as proceeds ($100.0 million Argentine pesos) from a short term bank loan received by one of the Company’s subsidiaries for short term cash management and mitigating exposure to foreign exchange risk. In Q2 2012, $30.5 million of cash used in financing activities was primarily a result of $23.5 million of share buy-backs and $5.8 million in dividend payments.

Financing cash flows used in H1 2013 and H1 2012 were $51.9 million and $35.7 million, respectively. Similar factors dominated the financing cash flows in the comparative six month periods but in different proportions, with the current H1 using $37.9 million in dividend payments (H1 2012 - $9.7 million), $25.9 million for lease payments (H1 2012 - $2.2 million), and $6.7 million of share buy-backs (H1 2012 - $23.5 million). Offsetting the greater outflows in H1 2013 of these factors are the proceeds of the short term loan described above.

Investments and Investment Income

At the end of current quarter, cash plus short-term investments were $440.2 million ($490.2 million at March 31, 2013), as described in the “Liquidity Position” section below.

Pan American Silver Corp.	24

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Investment income for the quarter ended June 30, 2013 totalled $1.1 million (Q2 2012 - $0.8 million) and consisted mainly of interest income and net gains from the sale of securities within the Company’s short-term investment portfolio. Interest and finance expense was $2.5 million (Q2 2012 - $1.4 million) and consisted of accretion of the Company’s closure liabilities and interest expense associated with leases and outstanding convertible notes. H1 2013 investment income and interest and finance expense were $2.9 million and $4.2 million, respectively (H1 2012 - $2.0 million, $3.1 million, respectively).

General and Administrative EXPENSE

General and administrative costs, including share based compensation, decreased by 25% in Q2 2013 to $4.6 million (2012 - $6.1 million) and to $10.4 million in H1 2013 (H1 2012 $11.6 million). This decrease was primarily a result of the Company’s ongoing cost cutting measures, aided by a weakening of the Canadian dollar against the US dollar.

During the three and six months ended June 30, 2013, a company indirectly owned by a trust of which a director of the Company, Robert Pirooz, is a beneficiary, was paid approximately $0.1 million and $0.3 million, respectively (2012 - $0.1 million, $0.2 million) for consulting services, charged to general and administrative costs.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Exploration and Project Development

The Company's exploration programs were reviewed and modified during the quarter, resulting in a substantial reduction in exploration related activities. Exploration and project development expenses in Q2 2013 were $5.6 million compared to $11.0 million incurred in Q2 2012. The expenses recorded in 2013 primarily represented the exploration and project development expenses incurred in the vicinity of the Company’s existing mines and the holding costs associated with the Navidad project. There were no significant developments that affected the status of the Navidad project in the current quarter.

Exploration expenses in H1 2013 were $11.9 million compared to $18.1 million incurred in the comparable period of 2012.

Liquidity Position

The Company’s cash balance at June 30, 2013 was $238.0 million, which was a decrease of $6.5 million from the balance at March 31, 2013, while the balance of the Company’s short-term investments at June 30, 2013 was $202.1 million, a decrease of $43.5 million from the prior quarter end. The net cash and short term investment decrease in liquidity in Q2 2013 resulted primarily from capital expenditures on property, plant and equipment of $44.3 million, the cash utilized for the payment of dividends of $18.9 million and repayments of construction leases of $4.8 million, partially offset by proceeds of the short term loan of $18.6 million discussed in the cash flow section. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Pan American Silver Corp.	25

Working capital at June 30, 2013 was $701.1 million, a decrease of $37.3 million from the March 31, 2013 working capital of $738.4 million. The decrease in working capital was mainly due to the decrease in cash and short-term investments described above, together with a $22.1 million decrease in trade and other receivables, partially offset by an increase in inventories of $5.8 million and a decrease in net current liabilities of $17.9 million.

The Company’s financial position at June 30, 2013 and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Capital Resources

Total shareholders’ equity at June 30, 2013 was $2,497.3 million, a decrease of $206.7 million from March 31, 2013, primarily as a result of the net loss in the current quarter which included an impairment charge, and dividends paid. As at June 30, 2013, the Company had approximately 151.4 million common shares outstanding for a share capital balance of $2,294.2 million. The basic weighted average number of common shares outstanding was 151.4 million shares for the quarter ended June 30, 2013.

On August 29, 2012, the Company announced that the TSX accepted the Company’s notice of its intention to initiate a second normal course issuer bid to purchase up to 7,607,277 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares. The period of the bid began on September 4, 2012 and will continue until September 3, 2013 or an earlier date should the Company complete its purchases. As of the date of this MD&A, 1,092,900 shares have been acquired under this second program, of which 1,012,900 were purchased and cancelled in 2013 and as of June 30, 2013. Since initiating share buy backs in 2011, the Company acquired and cancelled approximately 6.5 million of its shares. Purchases pursuant to the share buy-back program are required to be made on the open market through the facilities of the TSX and the NASDAQ at the market price at the time of acquisition of any common shares in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws.  Pan American is not obligated to make any further purchases under the program.   All common shares acquired by the Company under the share buy-back programs have been cancelled and purchases were funded out of Pan American’s working capital.

Pan American Silver Corp.	26

Pan American maintains the share buy-back program because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects.  The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

A copy of the Company’s notice of its intention to make a normal course issuer bid filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at June 30, 2013, the Company had approximately 1.2 million stock options outstanding, with exercise prices in the range of CAD $12.70 and CAD $40.22 and a weighted average life of 49 months, including replacement options issued to holders of Minefinders options with the closing of the transaction. Approximately 0.8 million of the stock options were vested and exercisable at June 30, 2013 with an average weighted exercise price of $24.32 per share. Additionally, as described in the section “Minefinders Transaction” and the Long Term Debt note to the financial statements, the Company has outstanding convertible notes that could result in the issuance of a variable amount of common shares.

The following table sets out the common shares, warrants and options outstanding as at the date of this MD&A:

Outstanding as at August 14, 2013
Common shares	151,410,712
Warrants	7,814,605
Options	1,181,329
Total	160,406,646

The above noted warrants, all of which were issued as part of the Aquiline acquisition in December of 2009, expire in December 2014, and have an exercise price of CAD $35.00.

Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. At June 30, 2013, the Company had 1,200 tonnes of lead and 6,000 tonnes of zinc under contract with a positive mark-to-market valuation of $0.1 million and $0.9 million, respectively, settling monthly between July and December of 2013. At the date of this MD&A, these positions had an insignificant change in the mark-to-market valuation since June 30, 2013.

Pan American Silver Corp.	27

A part of the Company’s operating and capital expenditures are denominated in local currencies other than the USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD. At June 30, 2013, the Company had foreign currency contract positions with a nominal value of $6.0 million of Peruvian nuevo soles (“PEN”) settling between July and October 2013 at an average PEN/USD exchange rate of 2.62. These positions had a negative mark-to-market valuation of $0.4 million, and at the date of this MD&A, these positions had an insignificant change in the mark-to-market valuation since June 30, 2013. The Company also held cash and short term investments of $166.7 million in CAD and $39.8 million in Mexican pesos at the balance sheet date. Additionally, in the current quarter the Company entered into a short term bank loan in Argentina with proceeds of $18.6 million denominated in Argentine pesos for the purposes of short term cash management and to partially offset foreign exchange exposure risk of holding local currency denominated financial assets.

The Company recorded a net loss on commodity and foreign currency contracts of $0.4 million in the current quarter, compared to a gain of $0.2 million in Q2 2012 (H1 2013 gain of $1.0 million, H1 2012 gain of $0.5 million).

The carrying value of share purchase warrants and the conversion feature on convertible notes are at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments. The share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives. The Company used as its assumptions for calculating fair value of the 7.8 million warrants outstanding at June 30, 2012 a risk free interest rate of 1.2%, expected stock price volatility of 51.9%, expected life of 1.44 years (expiry in December 2014), expected dividend yield of 4.1%, a quoted market price of the Company’s shares on the Toronto Stock Exchange of $12.25, an exchange rate of 1 CAD to USD of 0.95, and an exercise price of CAD $35 per share. The changes in the valuation of these share purchase warrants create a permanent difference for tax purposes and result in significant volatility of our effective tax rate.

The conversion feature of the convertible notes acquired in the Minefinders transaction is carried at fair value and will be adjusted each period. The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative are recognized initially at their respective fair values. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at June 30, 2012 were expected stock price volatility of 51.6%, expected life of 2.5 years, and expected dividend yield of 4.3%.

Pan American Silver Corp.	28

The Company’s transaction with Esperanza Resources Corp. was effectively terminated in the current quarter (as described further in the section “Esperanza Transaction”). Pursuant to the transaction, the Company had agreed to purchase 20.6 million common shares of Esperanza at CAD$1.70 per share, or CAD$35.0 million. This part of the agreement was treated as a derivative financial liability as of March 31, 2013 and an unrealized loss of $13.5 million was recorded in loss on derivatives during Q1 2013. With the termination of the transaction, this loss was reversed in the current quarter resulting in an unrealized gain of $13.5 million.

During the quarter ended June 30, 2013, the Company recorded a gain on the revaluation of the two categories of derivatives and the one reversal of $16.8 million (quarter ended June 30, 2012 – gain of $21.2 million).

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Please refer to the Subsequent Events section for additional information related to Financial Instruments.

Contractual Commitments and Contingencies

The Company does not have any material off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than those disclosed in this MD&A and the unaudited condensed interim consolidated financial statements and the related notes.

The Company had the following contractual obligations at June 30, 2013:

Pan American Silver Corp.	29

Payments due by period
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$14,427	$6,141	$5,773	$2,513	$-
Current liabilities	158,012	158,012	-	-	-
Loan obligation	18,624	18,624	-	-	-
Severance accrual	3,432	870	282	1,115	1,165
Employee compensation plan(3)	3,675	3,466	209	-	-
Restricted share units (“RSUs”)(3)	1,704	852	852	-	-
Convertible notes (4)	40,312	1,631	38,681	-	-
Total contractual obligations(5)	$240,186	$189,596	$45,797	$3,628	$1,165

(1)	Includes lease obligations in the amount of $14.1 million (December 31, 2012 - $39.7 million) with a net present value of $13.2 million (December 31, 2012 - $36.4 million) and equipment and construction advances in the amount of $0.3 million (December 31, 2012 - $0.4 million); both discussed further in Note 16 of the condensed interim consolidated financial statements.
(2)	Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

2013
Total current liabilities per Statements of Financial Position	$183,404
Add:
Future interest component of:
- Finance lease	788
- Convertible note	1,631
Future commitments less portion accrued for:
- Restricted share units	404
- Contribution plan	3,369
Total contractual obligations within one year	$189,596

(3)	Includes a retention plan obligation in the amount of $7.7 million (2012 - $7.8 million) that vests in two instalments, the first 50% on June 1, 2013 and the remaining 50% on June 1, 2014 and a RSU obligation in the amount of $1.7 million (2012 – $1.7 million) that will be settled in cash. The RSUs vest in two instalments, the first 50% vest on December 7, 2013 and a further 50% vest on December 7, 2014.
(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 17 for further details.
(5)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 18, and deferred tax liabilities.

Minefinders Transaction

On March 30, 2012, the Company announced that it had completed the acquisition of all of the issued and outstanding common shares of Minefinders.

The purchase price allocation was finalized during the quarter ended March 31, 2013, with the assistance of an independent third party, resulting in adjustments to the preliminary allocations.

Further details related to the Minefinders transaction can be found in Note 3 of the consolidated financial statements.

Pan American Silver Corp.	30

Esperanza Transaction

The Company entered into a Letter of Intent (“LOI”) dated February 24, 2013 with Esperanza Resources Corp. (the “Purchaser”) to transfer certain non-core gold assets of the Company comprised of the La Bolsa gold project in Sonora, Mexico, the Pico Machay gold project in Huancavelica, Peru and the Calcatreu gold project in Rio Negro, Argentina. During the quarter ended June 30, 2013, several factors resulted in the Company concluding that the conditions required to complete the transactions contemplated by the Purchase Agreement and Subscription Agreement, dated May 27, 2013, had not been met. Subsequently, on July 12, 2013, Esperanza entered into a definitive agreement with another mining company to sell all of its issued and outstanding common shares by way of a court-approved plan of arrangement. At June 30, 2013, the Company reversed the derivative liability related to the 20.6 million common shares of Esperanza at CAD $1.70 per share or CAD$35.0 million (US$34.5 million) that formed part of the transaction and that was treated as a derivative liability at March 31, 2013.

Further details related to the Esperanza transaction can be found in Note 4 of the consolidated financial statements.

Alternative Performance (non-gaap) Measures

•	Cash and Total Costs per Ounce of Silver

The alternative performance measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the cost of sales, as reported in the consolidated income statements for the respective periods.

Cash and Total Cost per ounce Reconciliation	Three months ended June 30,		Six months ended June 30,
(in thousands of USD)	2013	2012	2013	2012
Production Costs	$135,882	$119,046	$264,431	$216,533
Add/(Subtract)
Royalties	3,641	6,018	13,221	15,223
Smelting, refining, and transportation charges	19,080	16,358	37,636	33,099
By-product credits	(74,303)	(78,336)	(158,058)	(145,657)
Worker’s participation & voluntary payments	126	(334)	(443)	(1,284)
Change in inventories	3,985	15,307	990	16,460
Other	(2,785)	(4,357)	(2,886)	(5,054)
Non-controlling interest	(1,563)	(1,737)	(3,301)	(3,078)
Metal Inventory write-down	(13,229)	-	(13,229)	-
Cash Operating Costs A	70,835	71,966	138,361	126,242
Add/(Subtract)
Depreciation and amortization	32,239	24,016	62,306	44,247
Asset retirement and reclamation	757	851	1,514	1,644
Change in inventories	821	9,005	6,026	7,547
Other	(475)	(616)	(475)	(485)
Non-controlling interest	(473)	(358)	(978)	(717)
Total Costs B	$103,703	$104,864	$206,755	$178,476

Payable Silver Production (oz.) C	5,861,268	6,072,220	11,819,818	11,245,214

Cash cost per ounce (A*$1000)/C	$12.09	$11.85	$11.71	$11.23
Total costs per ounce (B*$1000)/C	$17.69	$17.27	$17.49	$15.87

(1) Figures may not add due to rounding.

Pan American Silver Corp.	31

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Please see the Overview of Q2 2013 section of this MD&A for a reconciliation of this measure to our financial statement items.

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks; and risks related to its relations with employees. These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com); Form 40-F filed with the SEC; and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2012.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent in Pan American’s business.

•	Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. From time to time, Pan American mitigates the price risk associated with its metal production by committing some of its future production under forward sales or option contracts as discussed in the section Financial Instruments of this MD&A. In the current quarter, market prices of gold and silver declined significantly and were below levels used in the Company’s impairment test. If metal prices remain at these levels for an extended period of time, the Company may need to reassess its long-term price assumptions, and a significant decrease in the long-term price assumptions would be an indicator of potential impairment. If these conditions exist at the end of our next reporting period, we will be required to consider if they represent indicators of impairment and if we conclude they do, then we will perform an impairment assessment on related assets.

•	Foreign Jurisdiction Risk

Pan American currently conducts operations in Mexico, Peru, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

Pan American Silver Corp.	32

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia, where the majority of Pan American’s operations are conducted. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced renegotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted.

The Company’s Mexican operations Alamo Dorado and La Colorada suffered from armed robberies of doré within the past three years. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compañía de Minas Buenaventura and Newmont Mining Corporation. One person was killed and three injured during the protest.

There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.

Pan American Silver Corp.	33

Government regulation in Argentina related to the economy has increased substantially over the past year. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Company’s activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments earlier this year while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, shortly thereafter the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the quarter ended September 30, 2012.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In June 2013, the provincial government of Santa Cruz, Argentina, passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged on published reserves which has the potential to significantly affect the Manantial Espejo mine as well as other companies operating in the province. Regulations for the application and calculation of this tax have not been issued as of the date of this MD&A. The Company has in place certain contracts that could potentially affect or exempt the Company from the application of this new tax and as such is evaluating its options with its advisors. The Company and potentially other mining companies in the province are also evaluating further options that include challenging the legality and constitutionality of the tax.

Pan American Silver Corp.	34

In Bolivia in early 2009, a new constitution was enacted that further entrenches the government’s ability to amend or enact certain laws, including those that may affect mining. On May 1, 2011, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law and this has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing parts of the resource sector. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts, and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any amounts for the year ended December 31, 2012 or for the quarter ended June 30, 2013. During 2013, the Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

In Q2 2013, the Mexican government introduced a bill that proposes a royalty of 5% on mine operating income before certain deductions including amortization and depreciation. The senate has not yet approved the bill as of the date of this MD&A and the Company continues to monitor its progress and evaluate its effects on our future cash flows and future earnings.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempts to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

Pan American Silver Corp.	35

SIGNIFICANT Judgements AND KEY SOURCES OF ESTIMATION UNCERTAINTY In The Application Of Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

During Q2 2013, estimates and judgments related to mineral property impairment testing were updated as discussed in this MD&A related to the current period impairment charges, in section “Overview of Q2 Financial Results”. Readers should also refer to Note 2 of the consolidated financial statements for the year ended December 31, 2012, for the Company’s summary of significant accounting policies.

Changes in Accounting Standards

The Company adopted the following new accounting standards along with any consequential amendments, effective January 1, 2013:

IFRS 10 Consolidated Financial Statements: The adoption of IFRS 10 did not have a significant impact on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements: The adoption of IFRS 11 did not have a significant impact on the Company’s consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities: The adoption of IFRS 12 will require additional disclosures at year end that did not impact the Company’s interim consolidated financial statements.

IFRS 13 Fair Value Measurement: The adoption of IFRS 13 requires additional disclosures that the Company has now included in Note 6 that did not have a significant impact on the Company’s consolidated financial statements.

IAS 1 Presentation of Financial Statements: The adoption of IAS 1 requires additional disclosures that did not have a significant impact on the Company’s consolidated financial statements.

IAS 19 Employee Benefits amendment: The adoption of IAS 19 amendment did not have a significant impact on the Company’s consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine: The Company’s policy on capitalization of stripping costs was already consistent with IFRIC 20, so the adoption of IFRIC 20 had no impact on the Company’s consolidated financial statements.

Accounting Standards Issued But Not Yet Effective Until January 1, 2015

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety and some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosure about investments in equity instruments measured at fair value in Other Comprehensive Income (“OCI”), and guidance on financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Pan American Silver Corp.	36

IFRIC 21 Levies (“IFRIC 21”) is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. In IAS 37, the criterion for recognizing a liability includes the requirement for an entity to have a present obligation resulting from a past event. IFRIC 21 provides clarification on the past event that gives rise to the obligation to pay a levy as the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Subsequent events

In response to the sharp decline in silver and gold prices in the current quarter, Pan American evaluated its alternatives to mitigate the financial risk of further price declines.  The Company decided it was appropriate to protect a portion of its precious metal production associated with its higher cost Peruvian and Argentine operations against the potential of further price erosion. As such, subsequent to Q2 2013, the Company adopted a program to enter into forward contracts of up to 1 year for a maximum of 25% of its silver and gold production. At the date of this MD&A, the Company had 5.3 million ounces of silver and 24,000 ounces of gold under forward price contracts with average prices of $20.43 per ounce and $1,323 per ounce, respectively.  Settlements are monthly between August 2013 and June of 2014. The Company intends to settle these contracts by way of delivery of physical metal, recording these contracts directly to revenue at the time of delivery in the normal course of business.

Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

Pan American Silver Corp.	37

c)	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2013 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Technical Information

Michael Steinmann, P.GEO., Executive VP Corporate Development & Geology, and Martin Wafforn, P.ENG., VP Technical Services, each of whom are qualified persons, as the term is defined in National Instrument 43-101, have reviewed and approved the contents of this Management Discussion & Analysis.

Pan American Silver Corp.	38

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING but NOT LIMITED TO THE laws in THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, RECENT AMENDMENTS TO THE LABOUR LAWS IN MEXICO WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR MEXICAN SUSBSIDIARIES, and new and undefined taxation laws such as those recently enacted in the Province of Santa cruz, argentina, which could have significant effects on the company’s manantial espejo mine operation; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA, AND THEIR EFFECTS ON OUR BUSINESS; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO and canadian dollar VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.	39